UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Leading memory customer orders ReVera’s advanced X-Ray solution”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Leading memory customer orders ReVera’s advanced X-Ray solution

Multiple orders received recently from several leading memory manufacturers;
Validates expectations from acquisition, creating significant revenue stream for Nova

Rehovot, Israel, April 27, 2015 – ReVera, a Nova Company (Nasdaq: NVMI), a leading innovator and a key provider of materials metrology solutions for advanced process control used in semiconductor manufacturing, today announced that a leading memory manufacturer in Asia placed an order for ReVera’s standalone VeraFlex III advanced X-Ray Photoelectron Spectroscopy (XPS) metrology system. This order adds to multiple orders already received recently from several leading memory customers. The systems will be implemented in production lines for advanced DRAM and 3D NAND applications.

The VeraFlex III XF combines enhanced XPS capabilities with a unique low energy XRF (LE-XRF) channel to address the increasing metrology challenges of the most advanced Logic and Memory nodes. The VeraFlex III XF is the third generation of the globally adopted VeraFlex series of XPS production systems.

“Strengthening Nova’s position in the memory space is a key area of focus for us, and I am confident that ReVera’s solutions will play an important role in making this initiative successful,” commented Glyn Davies, President of ReVera. “The recent success with multiple memory customers represents the market recognition of our advanced X-Ray solutions for complex DRAM and VNAND device manufacturing, driving stronger market adoption of our portfolio. This order is evidence of the increasing demand we are experiencing for in line materials metrology to meet the evolving challenges arising from complex device integration in the most advanced Memory nodes.”

About ReVera: ReVera, a Nova company, is a leading provider of materials metrology solutions for complex, multi-layer film stacks for advanced semiconductor manufacturing.  Its products are used by device manufacturers worldwide to measure, monitor and control film thickness and composition of critical device layers in high-volume production and to enable rapid development and control of complex, new wafer fabrication processes. ReVera’s products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology. Visit www.ReVera.com for more information.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.